ECOLOCLEAN INDUSTRIES, INC.
                              2242 SOUTH HIGHWAY 83
                             CRYSTAL CITY, TX 78839
                          830-374-9100/FAX 830-374-0202

--------------------------------------------------------------------------------

June 28, 2006

Gus Rodriquez
Division of Corporation Finance
United States Securities and Exchange Commission

Re:  Ecoloclean Industries, Inc.
     File Number 0-33481
     Form 10-KSB for the Fiscal Year ended December 31, 2004
     Form 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30, 2005 and
       September 30, 2005

Dear Mr. Rodriquez,

This letter is offered in response to your letter dated March 15, 2006.

Form 10-KSB for the Fiscal Year ended December 31, 2004:

Note 7 - Common Stock Transactions, Page F-16:

Question No. 1             We note that you have recorded  issuances of stock to
--------------             both  employees  and service  providers  and recorded
                           such amounts at substantial discounts.  The amount of
                           the discounts  appears  substantial  and in excess of
                           any  normal   discount   under   generally   accepted
                           accounting  principles.   You  state  that  you  have
                           provided  such  discounts  due  to  restrictions  and
                           market  volatility.  You  also  mention  stock  being
                           "valued  by   contract".   In  order  for  to  better
                           understand these substantial discounts please provide us with the following:

                           - Modify your table to include all issuances of stock, or other equity instruments in 2003 and from June 2005 up to and including the date of your response;
                           -        Indicate   the   value   assigned   to  each
                                    issuance;
                           - Indicated the quoted daily closing price on the date of issuance;

Mr. Gus Rodriquez
United States Securities and Exchange Commission
June 28, 2006
Page 2

Form 10-KSB for the Fiscal Year ended December 31, 2004:
Note 7 - Common Stock Transactions, Page F-16:
Question No. 1 (Continued)
--------------------------

                           - Indicate for each issuance whether the shares were issued, for cash, to employees, or for goods and services, or acquisitions;
                           - Include any shares issued to acquire other entities including Aquatronics;
                           - For each individual issuance, describe, in detail, the restrictions on sale;

                           We would like you to address the discounts recorded on each issuance as follows:

                           - Provide us with a thorough, comprehensive analysis in support of the discount provided, for each issuance, based on the restrictions. Please note that it is not adequate to cite any average marketability discount used by others or to use a broad range from an academic study. Rather you should specifically address how the restrictions on the shares you issued should be discounted. Again please decribe the restrictions and their terms in detail.
                           - Provide direct referenced guidance from generally accepted accounting literature in support of specifically taking a discount of shares issued for goods and services due to restrictions;
                           - Provide us with a thorough, comprehensive analysis in support of the discount provided, for each issuance, based on volatility. Please note that it is not adequate to cite any average volatility discount used by others or to use a broad range from an academic study.
                           - Provide direct reference guidance from generally accepted accounting literature in support to specifically taking a discount of shares issued for goods and services due to volatility;
                           - Explain how you have complied with EITF 96-18 regarding shares issued for goods and services. Please address each issuance and how you complied with such guidance;

Mr. Gus Rodriquez
United States Securities and Exchange Commission
June 28, 2006
Page 3

Form 10-KSB for the Fiscal Year ended December 31, 2004:
Note 7 - Common Stock Transactions, Page F-16:
Question No. 1 (Continued)
--------------------------

                           - Explain how you have accounted for shares issued to employees and support your accounting.  See  APB 25 and  SFAS  123  and
                                    123(R).

Response:                  Subsequent  to the  receipt  of the  March  15,  2006
                           letter,  we  prepared a restated  10K-SB for the Year
                           Ended December 31, 2004. The restated filing included
                           revaluations   of  restricted   stock   issuances  to
                           employees and service providers in accordance with fair value accounting. We continued the revaluations for 2005 which entailed restating the 10Q-SB for the Quarters ended March 31, 2005, June 30, 2005 and
                           September 30, 2005, reported on the 10K-SB for the Year Ended December 31, 2005.


Form 10-QSB for the Quarter ended September 30, 2005

Financial Statements:

Question No. 2             Please disclose if goodwill in the amount of $387,035
--------------             was tested for  impairment  and  disclose  management
                           conclusions  with respect to any  impairment.  Please
                           provide   us  with  a  copy   of  your   quantitative
                           impairment analysis performed in accordance with SFAS
                           142. Please clearly identify the projected annual cash flows and the related assumptions, as well as the critical estimates inherent in your analysis.
                           Please identify and support each assumption you made in preparing your analysis. Please also ensure that the cash flow analysis is consistent with your disclosures in the Liquidity section as required by SAB Topic 5:CC and the going concern note to your financial statements. Please refer to SFAS 142.

Response:                  Goodwill was tested for impairment.  The quantitative
                           impairment analysis, projected cash flow and the related assumptions are included below:

Mr. Gus Rodriquez
United States Securities and Exchange Commission
June 28, 2006
Page 4

Form 10-QSB for the Quarter ended September 30, 2005
Financial Statements:
Question No. 2
Response: (Continued)


                          AQUATRONICS INDUSTRIES, INC.
                CASH FLOW PROJECTION BASED ON CRITICAL ESTIMATES


                                         12 MONTH PERIOD ENDED DECEMBER 31,
                                   ---------------------------------------------

                                      2006        2007        2008        2009
                                   ---------   ---------   ---------   ---------
SALES & SERVICE                      750,000     900,000   1,300,000   1,500,000

COST OF SALES (62% CONSTANT)         465,000     558,000     806,000     930,000
                                   ---------   ---------   ---------   ---------

GROSS PROFIT                         285,000     342,000     494,000     570,000

SELLING, GENERAL &
   ADMINSTRATIVE (23% CONSTANT)      172,500     207,000     299,000     345,000

NET CASH FLOW/OPERATING INCOME       112,500     135,000     195,000     225,500

(A) DISCOUNTED PRESENT VALUE
      USING A 35% DISCOUNT FACTOR     83,333      74,094      79,268      67,740

DISCOUNTED AVG. ANNUAL RETURN
      ON $387,035 = 19.7%             76,108      76,108      76,108      76,108


(A) DISCOUNT FACTOR CONSISTS OF THE TIME VALUE OF MONEY (3.75%) AND THE RISK FACTOR (31.25%)

Mr. Gus Rodriquez
United States Securities and Exchange Commission
June 28, 2006
Page 5

Form 10-QSB for the Quarter ended September 30, 2005
Financial Statements:
Question No. 2
Response: (Continued)

           Assumptions by Management in Casting a Four-Year Cash Flow

1. Management has considered the economic climate as well as the regulatory demands for water remediation and purification in today's society and feels confident that stricter government regulations in this field will foster a more positive marketplace, as well as create public (private and non-private sector) demands in an upper spiral.

2. Management has looked at other companies in similar situations and feels that competing products and/or technology is not an adverse factor. Management feels that competition in this infant industry will bring consumer awareness to a new degree and greatly enlarge the playing field.

3. Management firmly believe that water, one of life's greatest resources, is the key component in the ecosystem, and that in the near future those companies, which have the environment as their mission, will have substantial economic benefits awaiting their results.

4. Management has prepared a cash flow statement covering the calendar years ending December 31, 2006, thru December 31, 2009. This projection or estimate results in an average discounted annual return in excess of 19.7% on the value of the recorded "Goodwill" as shown after the acquisition of Aquatronics by Ecoloclean Industries, Inc. Because Ecoloclean is already in this field in the southeast and southwest section of the United States, the synergy which this business combination brings to the table appears to be a very compatible relationship. Management has carefully reviewed the economics of this acquisition (rising interest rates, inflation, local and foreign competition, productivity and various other intangibles), but, in the end, feel that the know-how of the management team at Aquatronics, with the proper capital funding and sales force, could produce a very viable product and successful company.

Mr. Gus Rodriquez
United States Securities and Exchange Commission
June 28, 2006
Page 6

Form 10-QSB for the Quarter ended September 30, 2005
Financial Statements:(Continued)
--------------------------------

Question No. 3             Your  dispositions  of Reliant  Drilling  Systems and
--------------             Ecoloclean   of  Texas   appear  to  be   significant
                           dispositions  under Item 310 (b) of  Regulation  S-B.
                           Tell us why you did not file a Form 8-K reporting such event. If significant, please provide pro forma financial information showing the effects of the dispositions as required by Item 310 of Regulations
                           S-B. See  instructions  to Item 310(b) of Regulations
                           S-B.

Response:                  After  review by  management,  the Company  concluded
                           that no material effects of the dispositions were incurred by the continuing operations.


Question No. 4             Your acquisition of Aquatronics Industries appears to
--------------             be a  significant  acquisition  under Item  310(c) of
                           Regulation S-B. Please provide audited financial statements of the acquiree for the periods indicated by Item 310(c)(3). Please also provide pro forma financial information showing the effects of the acquisition as required by Item 310(d) of Regulations
                           S-B.

Response:                  On June 23,  2006,  we filed an 8K/A  which  included
                           audited    financial    statements   of   Aquatronics
                           Industries, Inc. and proforma financial information showing the effects of the acquisition as required by
                           Item 310(d) of Regulation S-8.


Sincerely,

/s/ Royis Ward

Royis Ward
President